# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLYCOMIMETICS INC, CIK 0001253689
CUSIP: 38000Q201
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 9708 MEDICAL CENTER DRIVE, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0000902664-24-006210
Filed by CIK 0001535978
Persons authorized to receive notices and communications: Robert Atchinson, Adage Capital Partners GP, L.L.C., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 617-867-2800

## Reporting persons
- Adage Capital Management, L.P. (CIK 0001535978): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,912; sole dispositive power 0; shared dispositive power 50,912; aggregate amount beneficially owned 50,912 (0.37% of the class)
- Robert Atchinson (CIK 0001403404): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,912; sole dispositive power 0; shared dispositive power 50,912; aggregate amount beneficially owned 50,912 (0.37% of the class)
- Phillip Gross (CIK 0001403413): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,912; sole dispositive power 0; shared dispositive power 50,912; aggregate amount beneficially owned 50,912 (0.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: GLYCOMIMETICS INC
Address of issuer's principal executive offices: 9708 MEDICAL CENTER DRIVE, ROCKVILLE, Maryland (MD), 20850
Comment: Comments (Optional): This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 4, 2024 (the "Schedule 13D"), with respect to the ordinary shares, $0.001 par value per share (the "Ordinary Shares"), of Crescent Biopharma, Inc. (formerly known as GlycoMimetics, Inc.), a Cayman Islands exempted company (the "Issuer"). This Amendment No. 1 amends and restates Item 5 as set forth below and is being filed solely due to changes in the outstanding Ordinary Shares of the Issuer pursuant to the closing of the merger, and related transactions, on June 13, 2025 as contemplated by the Merger Agreement (the "Merger"), as described in the Current Report on Form 8-K filed by the Issuer with the SEC on June 18, 2025, as a result of which the Reporting Persons no longer beneficially own more than 5% of the Ordinary Shares. This Amendment No. 1 is the final amendment to the Schedule 13D, which the Reporting Persons are filing voluntarily to exit the reporting system. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 13,892,562 Ordinary Shares outstanding as of June 13, 2025 after giving effect to a 1-for-100 reverse stock split that was effected on June 13, 2025, the Merger and a redomestication that was effected on June 16, 2025, as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on June 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The number of Ordinary Shares in this Schedule 13D give effect to the reverse stock split of 1-for-100 effected on June 13, 2025.
Transactions in the class effected during the past sixty days: The Reporting Persons did not enter into any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: ACP has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 13, 2025.

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (06/20/2025)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, Individually (06/20/2025)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, Individually (06/20/2025)